Biostate AI, Incorporated (the "Company") a Delaware Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 and 2024

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Biostate AI, Incorporated

We have reviewed the accompanying financial statements of the Company which comprise the consolidated statement of financial position as of December 31, 2025 and 2024 and the related consolidated statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 5, 2026
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2025	2024
ASSETS		
Current Assets		
Cash and Cash Equivalents	2,348,306	1,694,986
Accounts Receivable	147,764	7,040
Other Receivables	106,845	8,555
Prepaid Expenses	30,178	42,733
Inventory	56,630	-
Total Current Assets	2,689,723	1,753,314
Non-current Assets		
Property, Plant, and Equipment, net of Accumulated Depreciation	1,309,084	1,200,791
Intangible Assets, net of Accumulated Amortization	416,667	466,667
Long-Term Equity Investments	70,425	-
Total Non-Current Assets	1,796,176	1,667,458
TOTAL ASSETS	4,485,899	3,420,772
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	1,136,925	426,116
Accrued Expenses	1,090,825	431,800
Current Portion of Notes Payable	17,778	14,073
Deferred Revenue	238,978	34,033
Other Current Liabilities	17,132	7,705
Total Current Liabilities	2,501,638	913,727
Long-term Liabilities		
Notes Payable	657,949	673,323
Other Long-Term Liabilities	37,759	-
Future Equity Obligations	369,880	7,942,856
Total Long-Term Liabilities	1,065,588	8,616,179
TOTAL LIABILITIES	3,567,226	9,529,906
Commitments and Contingencies (See Note 4)		
EQUITY		
Series A Preferred Stock	370	-
Series A-1 Preferred Stock	156	-
Series A-2 Preferred Stock	311	-
Series A-3 Preferred Stock	260	-
Series A-4 Preferred Stock	44	-
Class A Common Stock	22	22
Class B Common Stock	1,500	1,500
Additional Paid in Capital	16,891,439	131,800
Non-Controlling Interest	192,075	-
Accumulated Other Comprehensive Loss	(43,319)	-
Accumulated Deficit	(16,124,184)	(6,242,456)
Total Equity	918,674	(6,109,134)
TOTAL LIABILITIES AND EQUITY	4,485,899	3,420,772

Statement of Operations

	Year Ended December 31,	
	2025	**2024**
Revenue	565,452	66,700
Cost of Revenue	690,981	104,466
Gross Profit	(125,529)	(37,766)
Operating Expenses		
Sales and Marketing	1,207,526	360,699
General and Administrative	3,258,647	3,083,048
Research and Development	4,715,436	1,695,141
Rent and Lease	284,269	115,839
Depreciation	160,596	75,177
Total Operating Expenses	9,626,474	5,329,904
Operating Income (loss)	(9,752,004)	(5,367,670)
Other Income		
Other	6,065	1,574
Total Other Income	6,065	1,574
Other Expenses		
Interest Expense	50,612	39,481
Other Expenses	41,859	2,032
Total Other Expenses	92,471	41,513
Earnings Before Income Taxes	(9,838,410)	(5,407,609)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(9,838,410)	(5,407,609)
Other Comprehensive Loss		-
Foreign Currency Translation Adjustment	(43,319)	-
Comprehensive Loss	(9,881,729)	(5,407,609)

Statement of Cash Flows

	Year Ended December 31,	
	2025	2024
OPERATING ACTIVITIES		
Net Income (Loss)	(9,881,729)	(5,407,609)
Items not Affecting Cash		
Depreciation and Amortization	160,596	75,177
Stock Based Compensation	170,688	57,522
Changes in Non-Cash Working Capital		
Accounts Receivable	(140,724)	(15,595)
Other Receivables	(98,290)	-
Prepaid Expenses	12,555	(38,345)
Inventory	(56,630)	-
Accounts Payable and Accrued Expenses	1,584,203	680,629
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,632,398	759,388
Net Cash provided by (used in) Operating Activities	(8,249,331)	(4,648,221)
INVESTING ACTIVITIES		
Acquisition of Property	-	(859,208)
Acquisition of Equipment	(218,763)	(813,573)
Long-Term Equity Investments	(70,425)	-
Net Cash provided by (used by) Investing Activities	(289,188)	(1,672,781)
FINANCING ACTIVITIES		
Proceeds from the Issuance of Redeemable Convertible Preferred Stock	4,973,888	-
Share Issuance Costs	(98,644)	-
Proceeds from Future Equity Obligations	2,369,880	6,804,894
Proceeds from Long-Term Borrowing	37,759	696,000
Repayment of Notes Payable	(11,669)	(8,604)
Capital Contributions from Non-Controlling Interest	1,964,067	-
Net Cash provided by (used in) Financing Activities	9,235,281	7,492,290
Cash at the beginning of period	1,694,987	523,699
Net Cash increase (decrease) for period	696,762	1,171,288
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(43,444)	-
Cash at end of period	2,348,306	1,694,987

Statement of Changes in Shareholder Equity

	Series A Preferred Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Series A-3 Preferred Stock		Series A-4 Preferred Stock		Class A Common Stock		Class B Common Stock	
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount
Beginning Balance 01/01/2024	-	-	-	-	-	-	-	-	-	-	200,000	20	15,000,000	1500
Stock Based Compensation	-	-	-	-	-	-	-	-	-	-	20,000	2	-	-
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Ending Balance 12/31/2024	-	-	-	-	-	-	-	-	-	-	220,000	22	15,000,000	1,500
Conversion of SAFEs	1,049,317	105	1,558,294	156	3,106,995	311	2,597,392	260	-	-	-	-	-	-
Issuance of Series A Preferred	2,653,094	265	-	-	-	-	-	-	-	-	-	-	-	-
Stock Based Compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Exercise of Series A-4 Warrants	-	-	-	-	-	-	-	-	440,000	44	-	-	-	-
Share Cost Issuance	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital Contributions from NCI	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other Comprehensive Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Ending Balance 12/31/2025	3,702,411	370	1,558,294	156	3,106,995	311	2,597,392	260	440,000	44	220,000	22	15,000,000	1,500

Statement of Changes in Shareholder Equity (Continued)

	APIC	AOCI	Non-Controlling Interest	Accumulated Deficit	Total Shareholder Equity
Beginning Balance 01/01/2024	74,280	-	-	(834,847)	(759,047)
Stock Based Compensation	57,520	-	-	-	57,522
Net Income (Loss)	-	-	-	(5,407,609)	(5,407,609)
Ending Balance 12/31/2024	131,800		-	(6,242,456)	(6,109,134)
Conversion of SAFEs	10,056,169	-	-	-	10,057,000
Issuance of Series A Preferred	4,974,019	-	-	-	4,974,284
Stock Based Compensation	170,688	-	-	-	170,688
Exercise of Series A-4 Warrants	-		-	-	44
Share Cost Issuance	(213,228)	-	-	-	(213,228)
Capital Contributions from NCI	1,771,992	-	192,075	-	1,964,067
Other Comprehensive Loss	-	(43,319)	-	-	(43,319)
Net Income (Loss)	-	-	-	(9,881,728)	(9,881,728)
Ending Balance 12/31/2025	16,891,439	(43,319)	192,075	(16,124,184)	918,674

Biostate AI, Incorporated
Notes to the Consolidated Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Biostate AI, Incorporated (the "Company") was formed in Delaware on June 14, 2023. The Company is focused on building next-generation molecular data infrastructure by integrating proprietary wet-lab sequencing technologies with artificial intelligence-driven analytical platforms. These solutions are tailored for academic institutions, hospitals, emerging biotech startups, and pharmaceutical companies seeking precise, data-driven insights for research and patient care and support early disease detection and precision medicine applications through high quality molecular data generation and advanced analytics. The Company has financed its operations primarily through the issuance of redeemable convertible preferred stock, with the majority of funding to date raised through the completion of its Series A equity financing during the year ended December 31, 2025 (see Note 6).

The Company's headquarters are located in Houston, Texas. The Company conducts operations in the United States and internationally. During the year ended December 31, 2025, the Company generated revenue from customers located in the United States and China. The Company operates through a combination of wholly owned subsidiaries, majority-owned subsidiaries, joint ventures, and contractual arrangements.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include the following subsidiaries:

Geras Biofarms, LLC a Delaware entity, which is a single-member limited liability company that is a wholly owned subsidiary formed to hold real estate and supporting operations. During 2024, the subsidiary acquired a facility in Houston, Texas intended to support ISO 13485-compliant manufacturing and related operations.

K-Dense, Inc. a Delaware entity, which is a wholly owned subsidiary focused on developing artificial intelligence-driven data analysis platforms.

Bayosthiti Pvt Ltd an Indian entity, which is a majority-owned subsidiary responsible for operations in the Indian market. The Company consolidates this entity as it has a controlling financial interest of approximately 90%.

Shanghai Biosheng Intelligent Company ("Biosheng") a Chinese entity. The Company does not hold equity ownership in Biosheng. However, through contractual arrangements, the Company has obtained decision-making authority over key operating activities and rights to economic benefits. Biosheng has been determined to be a variable interest entity ("VIE") under ASC 810, and the Company is the primary beneficiary. Accordingly, Biosheng is consolidated in the Company's financial statements (See Variable Interest Entities disclosure below).

All significant intercompany transactions are eliminated.

Joint Ventures

The Company's joint venture, Wuhan Baisheng Intelligent Medical Technology ("Baisheng"), was for which the Company owns 49%. The Company does not exercise control over this entity and accounts for its investment under the equity method of accounting in accordance with ASC 323. As of December 31, 2025, the carrying value of the Company's investment in Baisheng was $70,425.

Variable Interest Entities

The Company evaluates whether an entity is a variable interest entity ("VIE") and whether the Company is the primary beneficiary of such VIE in accordance with ASC 810. An entity is considered a VIE if it lacks sufficient equity at risk to finance its activities without additional subordinated financial support or if the equity holders as a group lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary is the party that:

1. Has the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and

2. Has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

The Company has contractual arrangements with Biosheng in China that provide the Company with decision-making authority over significant operating activities and rights to economic benefits. Although the Company does not hold equity ownership in Biosheng, management has determined that the Company is the primary beneficiary of Biosheng. Accordingly, Biosheng is consolidated in the Company's consolidated financial statements. The assets of Biosheng may only be used to settle obligations of Biosheng and do not have recourse to the general credit of the Company, except to the extent of the Company's contractual commitments, if any.

Equity Method Investments

The Company accounts for investments in entities over which it has significant influence, but not a controlling financial interest, using the equity method of accounting in accordance with ASC 323, Investments — Equity Method and Joint Ventures. Significant influence is generally presumed to exist when the Company holds between 20% and 50% of the voting stock of the investee.

Under the equity method, the investment is initially recorded at cost. The carrying value is subsequently adjusted to recognize the Company's proportionate share of the investee's net income or loss, with a corresponding amount recognized in the consolidated statements of operations. Dividends or distributions received from the investee reduce the carrying value of the investment. The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

As of December 31, 2025, the Company's equity method investment consists of its 49% ownership interest in Baisheng, a joint venture established with Kindstar Global. The carrying value of this investment was $70,425 as of December 31, 2025

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Foreign Currency Translation

The Company's reporting currency is the U.S. dollar. The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. Assets and liabilities of foreign operations are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates prevailing during the reporting period. Translation adjustments resulting from this process are recorded as a component of accumulated other comprehensive income (loss) within shareholders' equity.

Foreign currency transaction gains and losses, which arise from transactions denominated in a currency other than the functional currency of the transacting entity, are recognized in the consolidated statements of operations in the period incurred.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue primarily through sequencing service arrangements for which the Company's performance obligation is satisfied and revenue is recognized upon delivery of results to the customer.

Amounts billed or received from customers prior to the satisfaction of performance obligations are recorded as deferred revenue on the consolidated balance sheet. As of December 31, 2025 and 2024, deferred revenue totaled $238,978 and $34,033, respectively, representing advance payments for sequencing orders not yet fulfilled.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventories are stated at the lower of cost and net realizable value in accordance with ASC 330, Inventory. Cost is determined using the first-in, first-out method. Inventory consists primarily of sequencing consumables and kits. Net realizable value is the estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal. The Company regularly reviews inventory for excess, obsolete, or impaired quantities.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Book Value as of 12/31/25
Buildings	39	801,927
Computer Equipment	5	75,695
Furniture and Fixtures	7	3,518
Lab Equipment	7	392,147
Leasehold Improvements	15	35,797
Grand Total	**-**	**1,309,084**

Intangible Assets

Intangible assets that are acquired or licensed are recorded at cost and amortized on a straight-line basis over their estimated useful lives in accordance with ASC 350, Intangibles — Goodwill and Other. The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may

not be recoverable. If the carrying amount exceeds the estimated future undiscounted cash flows, an impairment loss is recognized equal to the difference between the carrying amount and the fair value of the asset.

As of December 31, 2025, intangible assets consist of a technology license entered into with a related party with a gross carrying value of $500,000, accumulated amortization of $83,333, and a net carrying value of $416,667. The license is amortized over its estimated useful life of ten years. Annual amortization expense is expected to be $50,000 for each of the next 8.3 fiscal years.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities. The costs include direct costs for salaries and benefits, materials, contract services and other outside costs.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to their sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	**Weighted Average Exercise Price**
Total options outstanding, January 1, 2024	-	$-

Granted	1,806,000	$0.07
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2024	1,806,000	$0.07
Granted	1,083,000	$0.34
Exercised	-	$-
Expired/cancelled	(855,771)	$0.09
Total options outstanding, December 31, 2025	2,033,229	$0.20
Options exercisable, December 31, 2025	280,079	$0.10

	Nonvested Options	**Weighted Average Fair Value**
Nonvested options, January 1, 2024	-	$-
Granted	1,806,000	$0.07
Vested	(45,416)	$0.07
Forfeited	-	$-
Nonvested options, December 31, 2024	1,760,584	$0.07
Granted	1,083,000	$0.34
Vested	(234,663)	$0.11
Forfeited	(855,771)	$0.09
Nonvested options, December 31, 2025	1,753,150	$0.22

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, China, India, California, Massachusetts, New York, New York City, and Texas. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company has not filed its 2025 tax returns as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

During the year ended December 31, 2024, the Company entered into a technology license agreement with Pupil Bio, Inc. (“Pupil”), an entity founded by the Company's Chief Executive Officer. Pursuant to the agreement, the Company paid $500,000 in exchange for a license to Pupil’s DIMPLE systems and methods for primer design. The licensed technology is recorded as an intangible asset on the consolidated balance sheet. As of December 31, 2025, the net carrying value of the intangible asset was $416,667, net of accumulated amortization of $83,333 (see Note 2 — Intangible Assets).

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Rent and Lease

Effective December 1, 2025, the Company entered into two membership agreements for laboratory and office workspace, both located at 7505 Fannin Street, Suite 610, Houston, Texas, each running through November 30, 2026:

- A membership agreement for dry and wet laboratory workspace for total contract commitment of $60,000.
- A membership agreement for private office and laboratory workspace for a total contract commitment of $118,200.

Both agreements are structured as membership services arrangements and do not convey the right to control a specific identified asset; accordingly, neither qualifies as a lease under ASC 842 and costs are expensed as incurred. As of December 31, 2025, the remaining combined commitment under these agreements was $163,350.

License Agreement

Effective June 21, 2024, the Company entered into an exclusive, worldwide license agreement for certain exclusively licensed patent rights in all fields. The license grants the Company rights to research, develop, commercialize, make, use, sell, and otherwise exploit products and services covered by the licensed patent rights.

The Company is obligated to pay annual minimum royalties ("AMR") regardless of revenues of $25,000 in 2026 and $50,000 in 2027 and thereafter.

AMR payments are due thirty (30) days after the end of each calendar year. The AMR for calendar year 2025 of $10,000 is due January 30, 2026 and has been accrued as of December 31, 2025. If annual gross revenues exceed $100,000,000, the AMR increases to $100,000 per year.

In addition, upon the generation of revenue from licensed products, the Company will be obligated to pay royalties of 2% of net revenues (or 1% for FDA-approved licensed products) and 20% of any sublicensing revenue. As of December 31, 2025, no revenue attributable to licensed products has been generated; accordingly, no revenue-based royalties have been accrued. Royalties paid under the revenue-based provisions are creditable against the AMR for the applicable year.

The Company is also obligated to reimburse for ongoing patent prosecution and maintenance costs as incurred.

NOTE 5 – LIABILITIES AND DEBT

During 2024, the Company, through its wholly owned subsidiary Geras Biofarms, LLC, acquired a facility in Houston, Texas for $870,000. On April 17, 2024, the Company entered into a commercial mortgage loan with Capital Bank in the original principal amount of $696,000, secured by the Houston facility. The loan has a 20-year term, bearing interest at a fixed rate of 8.75% per annum for the first five years, after which the rate converts to a market-based variable rate. As of December 31, 2025, the outstanding principal balance was $675,727, of which $17,778 is classified as current and $657,949 as long-term on the consolidated balance sheet.

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	17,778
2027	16,795
2028	18,181
2029	20,027
2030	21,878
Thereafter	581,068

Future Equity Obligations — Simple Agreements for Future Equity

As of December 31, 2025, the Company has outstanding Simple Agreements for Future Equity ("SAFEs") which were issued subsequent to the Series A conversions with an aggregate carrying value of $369,880. SAFEs obligate the Company to issue equity to the holders upon the occurrence of a qualifying equity financing, change of control, or liquidity event, at a conversion price based on either a valuation cap or a discount to the price paid by new investors, as specified in each agreement. The SAFEs do not bear interest and do not have a stated maturity date. Because the SAFEs contain conversion features that could result in cash settlement in certain scenarios, they are classified as liabilities in accordance with ASC 480-10-25. The outstanding SAFEs as of December 31, 2025 have a valuation cap of $100 million and a discount rate of 20%.

Future Equity Obligations Converted into Equity

From August 2023 through March 2025, the Company raised aggregate gross proceeds of $10,057,000 through the issuance of thirteen Simple Agreements for Future Equity ("SAFEs") to investors. The SAFEs did not bear interest and had no stated maturity date. Each SAFE obligated the Company to issue equity to the holder upon a qualifying equity financing or liquidity event, at a conversion price determined by reference to a valuation cap or a 20% discount to the price paid by new investors (whichever resulted in a lower conversion price), as set forth in each agreement.

The SAFE tranches and their key terms are summarized below:

Tranche	Issue Period	Aggregate Proceeds	Valuation Cap	Discount
1	August-November 2023	$1,100,000	$20,000,000	20%
2	January - June 2024	$3,290,000	$30,000,000	20%
3	September - November 2024	$3,667,000	$40,000,000	20%
4	March 2025	$2,000,000	$50,000,000	-
Total		$10,057,000		

Upon the closing of the Series A financing on April 29, 2025, all thirteen outstanding SAFEs automatically converted into shares of Redeemable Convertible Preferred Stock at the conversion prices determined under each respective agreement. The SAFEs were reclassified from liabilities (Future Equity Obligations) to mezzanine equity at their

respective carrying values on the date of conversion. The aggregate carrying value at conversion was $9,942,856, reflecting gross proceeds of $10,057,000 net of $114,144 in issuance costs previously charged against the SAFE liability balances. The conversion resulted in the issuance of the following preferred shares:

Preferred Series	OIP Per Share	Shares Issued Upon Conversion	SAFE Proceeds Converted
Series A	$1.9060	1,049,317	$2,000,000
Series A-1	$0.7059	1,558,294	$1,100,000
Series A-2	$1.0589	3,106,995	$3,290,000
Series A-3	$1.4118	2,597,392	$3,667,000
Total		**8,311,998**	**$10,057,000**

NOTE 6 – EQUITY

The Company has authorized 37,372,187 shares of Class A Common Stock with a par value of $0.0001 per share and 15,000,000 shares of Class B Common Stock with a par value of $0.0001 per share. 220,000 Class A Common Stock and 15,000,000 Class B Common Stock were issued and outstanding as of December 31st, 2025.

As of December 31, 2025, 7,968,764 of Class B Common Stock issued and 95,834 of Class A Common Stock remained unvested and subject to the Company's right of repurchase.

Voting: Class A Common stockholders are entitled to one vote per share and Class B Common stockholders are entitled to ten votes per share.

Dividends: The holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends when and if declared by the Board of Directors equally and ratably on a per share basis. As of December 31st, 2025, no dividends had been declared.

Conversion: Class B Common stockholders have the right to convert shares into Class A Common Stock at a rate of 1-to-1 at the option of such holder at any time upon written notice to the Company. The Class B Common Stock shall automatically convert into Class A Common Stock at a rate of 1-to-1 upon the occurrence of a transfer (subject to customary exceptions), if such holder is a founder of the Company and ceases to be a service provider of the Company (subject to customary exceptions), or upon vote or written consent of holders of a majority of the Class B Common Stock.

The Company has authorized 15,572,559 of preferred shares with a par value of $0.00001 per share consisting of 7,869,878 Series A Preferred Stock with an original issue price of $1.9060, 1,558,294 Series A-1 Preferred Stock with an original issue price of $0.7059, 3,106,995 Series A-2 Preferred Stock with an original issue price of $1.0589, 2,597,392 Series A-3 Preferred Stock with an original issue price of $1.4118, and 440,000 Series A-4 Preferred Stock with an original issue price of $0.001. 3,702,411 Series A Preferred Stock, 1,558,294 Series A-1 Preferred Stock, 3,106,995 Series A-2 Preferred Stock, 2,597,392 Series A-3 Preferred Stock, and 440,000 Series A-4 Preferred Stock were issued and outstanding as of December 31st, 2025.

Voting: Each holder of Preferred Stock is entitled to cast a number of votes equal to the number of whole shares of Class A Common Stock into which such holder's Preferred Stock is then convertible, voting together with the holders of Common Stock as a single class on an as-converted basis. In addition, so long as at least 3,410,281 shares of Preferred Stock remain outstanding (subject to equitable adjustment for stock splits, combinations, and similar recapitalizations), the holders of Preferred Stock, voting together as a separate class on an as-converted to Common Stock basis, are entitled to elect one director of the Company (the "Preferred Director"). The holders of Class A Common Stock, voting as a separate class, are entitled to elect two directors, and all stockholders, voting together on an as-converted basis, elect the remaining At-Large Directors. Certain significant corporate actions require the prior written consent or affirmative vote of the Requisite Holders, including without limitation: any liquidation, dissolution, or Deemed Liquidation Event; amendments to the Certificate or Bylaws that adversely affect the rights of the Preferred Stock; mergers, consolidations, or reorganizations; issuances of capital stock ranking senior to or pari passu with the

Preferred Stock; and incurrence of indebtedness for borrowed money in excess of $250,000 (subject to customary exceptions for equipment leases and trade payables incurred in the ordinary course of business).

Dividends: Dividends on the Preferred Stock are non-cumulative and are payable only when, as, and if declared by the Board of Directors out of funds legally available therefor. No dividends on the Preferred Stock have been declared or paid during the year ended December 31, 2025, or in any prior period.

Redemption: Other than in connection with a Deemed Liquidation Event (as described above under Liquidation Preference), the Preferred Stock is not redeemable at the option of the holder or the Company. No holder of Preferred Stock has the unilateral right to demand cash redemption at any time. Because the Preferred Stock is redeemable upon the occurrence of events not solely within the Company's control (specifically, the Deemed Liquidation Event provisions of the Certificate), the Preferred Stock is presented in the mezzanine section of the consolidated balance sheet in accordance with ASC 480-10-S99. The Preferred Stock is carried at the proceeds received, net of issuance costs of $213,228. No subsequent accretion has been recorded as no redemption event is currently probable.

As of December 31, 2025, the aggregate carrying value of issued and outstanding Redeemable Convertible Preferred Stock was $14,818,100.

Conversion: Each share of Preferred Stock is convertible, at the option of the holder, at any time and without the payment of additional consideration, into a number of fully paid and non assessable shares of Class A Common Stock calculated by dividing the applicable Original Issue Price by the then-effective Conversion Price. The initial Conversion Price for each series equals its respective Original Issue Price, resulting in an initial 1-for-1 conversion ratio. The Conversion Price is subject to broad-based weighted-average anti-dilution adjustment in the event the Company issues additional shares of Common Stock (or securities deemed to be Common Stock) at a price below the then-effective Conversion Price of any series, subject to customary exceptions for employee equity awards, strategic partnerships, and other Exempted Securities as defined in the Certificate. All outstanding shares of Preferred Stock will automatically convert into Class A Common Stock, at the then-effective conversion rate, upon the earliest to occur of: (i) the closing of a firm commitment underwritten public offering of Class A Common Stock resulting in gross proceeds to the Company of at least $50,000,000 and listing on the Nasdaq Stock Market, New York Stock Exchange, or another exchange approved by the Requisite Directors (a "Qualified IPO"), or a Reverse Merger as defined in the Certificate; or (ii) the date and time, or occurrence of an event, specified by vote or written consent of the Requisite Holders of Preferred Stock.

Liquidation Preference: In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, or upon the occurrence of a Deemed Liquidation Event (including any merger or consolidation in which the Company's pre-transaction stockholders do not retain a majority of the surviving entity's voting power, any sale or transfer of substantially all of the Company's assets, or an exclusive license of substantially all of the Company's intellectual property), each holder of Preferred Stock is entitled to receive, on a pari passu basis with all other series of Preferred Stock and prior and in preference to any distribution to holders of Common Stock, an amount per share equal to the greater of: (i) the applicable Original Issue Price plus any declared but unpaid dividends on such share, or (ii) the amount such holder would receive if such share were converted into Class A Common Stock immediately prior to such event. Following the full payment of the liquidation preference to all holders of Preferred Stock, any remaining assets of the Company legally available for distribution are distributed ratably to the holders of Class A and Class B Common Stock.

The Deemed Liquidation Event provisions of the Certificate give preferred stockholders the ability to require cash settlement of their shares upon a change-of-control transaction outside the Company's control. Accordingly, in accordance with ASC 480-10-S99 and SEC guidance on mezzanine equity classification, all series of Preferred Stock are classified outside of permanent stockholders' equity on the consolidated balance sheet.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 5, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Management's Plan

Management has taken and is continuing to take steps to address the conditions giving rise to substantial doubt about the Company's ability to continue as a going concern. In April 2025, the Company completed its Series A preferred stock financing, raising aggregate gross proceeds of approximately $15.0 million, including the conversion of approximately $10.1 million of previously outstanding SAFE obligations and approximately $5.0 million of new cash investment. Management believes these proceeds will provide sufficient liquidity to fund planned operations for a portion of the evaluation period. In addition, the Company is actively expanding its commercial operations and sales pipeline, continues to manage its operating cost structure, and is pursuing additional sources of capital.